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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 2
                                       TO
                                SCHEDULE 14D-9/A
                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                              GUILFORD MILLS, INC.
                            (Name of Subject Company)

                              GUILFORD MILLS, INC.
                        (Name of Person Filing Statement)

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                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title and Class of Securities)

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                                   401794 20 1
                      (CUSIP Number of Class of Securities)

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                                 JOHN A. EMRICH
                              GUILFORD MILLS, INC.
                             6001 WEST MARKET STREET
                             GREENSBORO, N.C. 27409
                             TELEPHONE: 336-316-4000

            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

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                                 WITH COPIES TO:
                             STEPHEN E. JACOBS, ESQ.
                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000

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|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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INTRODUCTION

           This Amendment No. 2 amends the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on March 5, 2004 (as amended by the Amendment No. 1 to Schedule 14D-9 filed with the SEC on March 8, 2004, the "Schedule 14D-9") by Guilford Mills, Inc., a Delaware corporation ("Guilford" or the "Company"). The Schedule 14D-9 relates to the cash tender offer disclosed in the Schedule TO, dated March 5, 2004, filed with the SEC by GMI Merger Corporation, a Delaware corporation ("Purchaser"), and GMI Holding Corporation, a Delaware corporation and sole stockholder of Purchaser, to purchase all of the issued and outstanding shares of Guilford's common stock, par value $0.01 per share (the "Common Stock"), not already owned by Parent, Purchaser or any of their affiliates, for an amount equal to $19.00 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2004, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").

           The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9.


ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

           Item 3 is hereby amended and supplemented by adding to the end of the paragraph entitled "EFFECT OF THE OFFER ON COMPANY STOCK OPTIONS" the following sentence:

          Guilford's directors and executive officers hold, in the aggregate, Options to purchase 138,000 shares of Common Stock at an average exercise price per share of $5.12, each of which will be cancelled and converted into the right to receive cash in the manner and amount described above following the Purchase Date.

           Item 3 is hereby further amended and supplemented by deleting the paragraph entitled "DISCRETIONARY BONUS PROGRAM" in its entirety and replacing it with the following:

          DISCRETIONARY BONUS PROGRAM. The Board of Directors of Guilford has authorized a discretionary bonus program pursuant to which certain key employees will be eligible to receive a cash bonus award not to exceed $300,000 individually and $1,500,000 in the aggregate in the event of a change in control of Guilford on or before December 31, 2004. For purposes of the discretionary bonus program, a "change in control" means any transaction, or series of transactions, approved by the Board of Directors pursuant to which either 50% or more of Guilford's Common Stock or 50% or more of Guilford's assets (based on book value) are sold. If the Offer is consummated, a change in control under the program will have occurred, and participants under the program will be eligible to receive cash bonus awards, subject to the limitations described above.

          The Board of Directors will determine prior to the Purchase Date which Guilford employees will be participants in the program and the amount of the cash bonus awards granted to each participant. As of March 16, 2004,

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          the Board of Directors has determined that each of John A. Emrich,
          David H. Taylor, Robert W. Nolan, Alan R. Mackinnon, Robert A. Emken, Jr., Richard E. Novak, Claude Y. Alexander and Horace C. Booz will be participants in the program. However, the Board of Directors has not determined the amounts payable to any of them or whether any other Guilford employees will be participants under the program. Cash bonus awards under the program will be payable in two installments, with one-half payable upon the consummation of the change in control and one-half payable six months thereafter.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

           Subsection (b)(ii) of Item 4 entitled "REASONS FOR THE RECOMMENDATION OF GUILFORD'S BOARD OF DIRECTORS" is hereby amended and supplemented by adding to the end of the second bullet point the following sentence:

          The Board of Directors was aware that shares of the Common Stock traded at prices higher than $19.00 per share after October 20, 2003, the date on which Guilford issued a press release announcing Guilford's engagement of Goldman Sachs as its financial advisor in connection with exploring possible strategic alternatives, and as high as $25.00 on February 13, 2004 following subsequent announcements in Guilford's Form 10-K filed on December 29, 2003 and Form 10-Q filed on February 11, 2004 in which Guilford disclosed its receipt of preliminary indications of interest from several third parties who were conducting due diligence with respect to a potential acquisition of Guilford. The Board of Directors also considered the relatively few number of shares of Common Stock that traded at such higher prices and the thinly traded nature of the Common Stock generally and believed that such higher prices did not reflect the underlying fair value of the Common Stock;

           Subsection (b)(ii) of Item 4 entitled "REASONS FOR THE RECOMMENDATION OF GUILFORD'S BOARD OF DIRECTORS" is hereby further amended and supplemented by deleting the fourth bullet point in its entirety and replacing it with the following:

     o the process leading to the Offer and the Merger and the possible alternatives thereto, the range of possible benefits to Guilford's stockholders and its employees, customers and suppliers of such alternatives and the expected timing and likelihood of accomplishing any of such alternatives;




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                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I hereby certify as of March 16, 2004 that the information set forth in this statement is true, complete and correct.



                                               GUILFORD MILLS, INC.

                                               By:     /s/ David H. Taylor
                                                      --------------------------
                                               Name:   David H. Taylor
                                               Title:  Chief Financial Officer


           Dated: March 16, 2004